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HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

December 20, 2024
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Christina DiAngelo Fettig and Anu Dubey

Re:	MSC Income Fund, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File Number: 333-282501
Ladies and Gentlemen:
On behalf of MSC Income Fund, Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to
Dechert LLP, counsel to the Company, on November 22, 2024, November 26, 2024, November 27, 2024,
December 2, 2024, December 4, 2024, December 5, 2024, December 9, 2024 and December 10, 2024
relating to Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 filed by the Company with the SEC on November 20, 2024 (such registration statement being referred to herein as the “Registration Statement”).
For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company to the comment.
Accounting Comment
1.Comment: We refer to the disclosure in the Registration Statement regarding the 2-for-1 reverse stock split that the Company will effectuate in connection with the offering, as well as to the
SEC’s Chief Accountant’s Office Dear CFO Letter, Item 2001-05 Updating Requirements for
Financial Highlights Included in a Registration Statement Subsequent to a Stock Split. If
necessary based on the foregoing guidance, please ensure that the financial statements contained in the Registration Statement, including the Financial Highlights table contained in the notes to the financial statements, are retroactively adjusted to take into account the impact of the reverse stock split. Also, if necessary, please ensure that any audited financial statements included in the
Registration Statement are “re-audited” prior to the effectiveness of the Registration Statement in light of the above-described retroactive adjustments.
Response: The Company has complied with this comment and made appropriate adjustments in
Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
Disclosure Comments
1.Comment: We refer to the last sentence of the first paragraph on page 3 of the Registration
Statement. Please clarify what “target purchase multiple” means (e.g., does it mean “target purchase price multiple”?).
Response: The Company has revised the disclosure accordingly on pages 3, 65 and 117 of
Amendment No. 2.

December 20, 2024 Page 2
2.Comment: We refer to the section entitled “Our Adviser and the Administrator” on pages 7–8 of the Registration Statement and the risk factor on page 28 of the Registration Statement titled “The
Adviser is dependent upon key investment personnel and resources provided to it by Main Street under a sharing agreement.” Please confirm whether the Company has considered the risks associated with the sharing agreement and how the parties to the sharing agreement plan to mitigate such risks?
Response: As previously noted in the Company’s response letter to the Staff dated November 19,
2024, each investment professional of the Adviser provided by Main Street is a supervised person of the Adviser subject to the joint code of ethics (the “Joint Code of Ethics”) that has been adopted by each of the Company, Main Street Capital Corporation and MSC Adviser I, LLC. See
Section 1(a) of the sharing agreement previously provided to the Staff on a supplemental basis.
The Joint Code of Ethics, which has been filed as Exhibit (r) to Amendment No. 2, complies with
Rule 17j-1 under the Investment Company Act of 1940, as amended, and the Rule 204A-1 under the Investment Advisers Act of 1940, as amended, and addresses the risks referenced in the Staff’s comment.
3.Comment: We refer to the sentence above the chart under the heading Market Opportunity on page 118 of the Registration Statement. Please clarify what the term “dry powder” means in plain
English.
Response: The Company has revised the disclosure accordingly on page 118 of Amendment No.
2.
4.Comment: We refer to the last sentence of the second paragraph under the heading Board of
Directors Leadership Structure on page 133 of the Registration Statement, which discloses that
Kristin L. Rininger was appointed by the Company’s board of directors to serve as the Company’s
Chief Compliance Officer effective as of November 13, 2024. Please add Ms. Rininger and her
relevant information to the officers table on page 130 or explain why it would not be appropriate to do so.
Response: The Company has revised the disclosure accordingly on pages 130 and 132 of
Amendment No. 2.
5.Comment: Please disclose the length of service of each of the individuals listed as portfolio managers of the Company on pages 137 and 138 of the Registration Statement. Reference is made to Item 9.1.c of Form N-2. Please also include the information required by Item 21.1 of Form N-2, including for each portfolio manager the number of other accounts managed and what portion of the disclosed assets under management are attributable to the various investment vehicles. Please also include the information required by Item 21.2 of Form N-2, regarding portfolio manager compensation.
Response: The Company has revised the disclosure accordingly on page 138 of Amendment No.
2.
*              *              *

December 20, 2024 Page 3
Should you have any questions or comments, please contact the undersigned at 202.261.3466 (or by email at harry.pangas@dechert.com).
Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas
cc:          Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP